UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. )*

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

James S. Errant
427 Pilgrim Road
Edwards, Colorado  81632

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520776 10 5
1.Names of Reporting Persons. James S. Errant
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.SEC Use Only:
4.Source of Funds (See Instructions: N/A
5.Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power: 507,954
8.Shared Voting Power: 0
9.Sole Dispositive Power: 507,954
10.Shared Dispositive Power: 0
11.Aggregate Amount Beneficiary Owned by Each Reporting Person: 507,954
12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.Percent of Class Represented by Amount in Row (11): 5.9%
14.Type of Reporting Person (See Instructions): IN

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SCHEDULE 13D

Item 1. Security and Issuer

This Amendment Number 1 to Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Lawson Products, Inc., a Delaware Corporation (the "Issuer" or the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5. Interest in Securities of the Issuer

(a) and (b) Mr. Errant beneficially owns an aggregate of 507,954 shares of Common Stock, representing approximately 5.9% of the outstanding Common Stock of the Company.  Of these shares, (i) 20,366 shares are held by Mr. Errant directly, and (ii) 487,588 shares are held by the Sandra Errant Non-GST Marital Trust, for which Mr. Errant is sole trustee, the SP GST Family Trust, for which Mr. Errant is sole trustee, and the SP NonGST Family Trust,  for which Mr. Errant is sole trustee, and the Helen C. Meyer GST trust, for which Mr. Errant is sole trustee.

Mr. Errant disclaims beneficial ownership with respect to shares of Common Stock in which he does not have an economic benefit.

 (c)           Except as set forth in this Amendment Number 1 to Schedule 13D, Mr. Errant has not engaged in any transaction during the past 60 days with respect to the Common Stock.  In November 2012, Mr. Errant, as trustee of certain family trusts distributed 28,572 shares of Common Stock to the Samantha E. Borstein Exempt Trust, formed for the benefit of Samantha Borstein, and 28,573 shares of Common Stock to the Jenna E. Walsh Exempt Trust, formed for the benefit of Jenna Walsh.  Ms. Borstein and Ms. Walsh are co-trustees with James Gardner (who files a Schedule 13G with respect to such shares) of their respective trusts and are the daughters of Mr. Errant.

(d)           Not applicable.

(e)           Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  February 14, 2013

By:   /s/ James S. Errant
    James S. Errant

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